Skadden, Arps, Slate, Meagher & Flom llp

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VIA EDGAR TRANSMISSION
AND BY ELECTRONIC MAIL

Peggy Kim, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

RE:	Transocean Ltd.
Revised Preliminary Proxy Statement on Schedule 14A
Filed March 26, 2013
File No. 0-53533

Dear Ms. Kim:

We are writing on behalf of our client, Transocean Ltd. ("Transocean" or the "Company"), in response to the letter from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") dated April 1, 2013 (the "Comment Letter") relating to the above-referenced proxy statement on Schedule 14A (the "Preliminary Proxy Statement"). For the convenience of the Staff, the portion of the Comment Letter to which this letter relates is reprinted in bold and is followed by the response of Transocean.

In response to the Staff's prior comment set forth in the letter from the Staff dated March 22, 2013 (the "Prior Comment Letter"), relating to the disclosure of certain information about the Icahn Group's nominees, attached hereto is additional disclosure that Transocean intends to

Peggy Kim, Esq.
April 2, 2013

include in its definitive proxy statement on Schedule 14A as Annex E ("Annex E"), which includes certain information responsive to Items 4(b), 5(b) and 7 of Schedule 14A for the Icahn Group's nominees that the Company has received from the Icahn Group or that is otherwise set forth in the Icahn Group's preliminary proxy statement, filed with the Commission on March 29, 2013.  Transocean intends to file its definitive proxy statement on Schedule 14A with the Commission later today.

1.
We note that the registrant is required to include the Icahn Group’s nominees in the registrant’s proxy materials pursuant to a procedure set forth under Swiss law. Please advise us as to whether the solicitation is subject to Rule 14a-18 and whether the registrant is required to include the information required by Item 7(f) of Schedule 14A, which references Item 6 of Schedule 14N.

Response:

In order for a shareholder nominee to be included in a registrant's proxy statement "pursuant to a procedure set forth under applicable . . . foreign law, or the registrant's governing documents addressing the inclusion of shareholder director nominees," Rule 14a-18 imposes an obligation on a nominating shareholder or nominating shareholder group to "provide notice to the registrant of its intent to do so on a Schedule 14N (§ 240.14n-101) and file that notice, including the required disclosure, with the Commission on the date first transmitted to the registrant."  Rule 14a-18, on its face and by the plain wording of the Rule, does not impose this obligation on a registrant.

Rule 14a-18 is not applicable here.  There is no procedure under applicable foreign law or Transocean's governing documents requiring inclusion of shareholder nominations in Transocean's proxy statement.  Rather, Swiss law requires only that shareholder nominees, whose nominations are received by the Company prior to the advance notice date set forth in its 2012 definitive proxy statement on Schedule 14A, be included on the Company's proxy card and its invitation to the annual general meeting.  Swiss law does not provide a proxy access regime or similar "procedures" — as contemplated by Rule 14a-18 and prior Rule 14a-11 — but rather merely provides a legal requirement to include a timely shareholder nominee on the Company's proxy card and its invitation to the annual general meeting.

To the extent that the Staff believes that Rule 14a-18 is applicable, the Rule imposes an obligation on the Icahn Group as a nominating shareholder or nominating shareholder group, not on the Company as a registrant.  The Company has received no notice on Schedule 14N from the Icahn Group, and the Icahn Group, to the Company's knowledge, has not filed a Schedule 14N with the Commission.  To the extent that the Icahn Group has not complied with a purported obligation under Rule 14a-18 (which, we reiterate, Transocean does not believe is applicable), this should not delay in any way the Company's filing of its definitive proxy statement on Schedule 14A.

Item 7(f) of Schedule 14A requires a registrant to include in its proxy statement "the disclosure required from the nominating shareholder or nominating shareholder group

Peggy Kim, Esq.
April 2, 2013

under Item 6 of [Schedule 14N] with regard to the nominee or nominees and the nominating shareholder or nominating shareholder group."  Since the Icahn Group has neither provided to Transocean nor filed with the Commission a Schedule 14N, Item 7(f) of Schedule 14A by its terms imposes no obligation on the Company, since the Company is not in receipt of the "disclosure required from the nominating shareholder" (emphasis added).

Additionally, requiring inclusion in the Company's proxy statement of the information that would be included on a Schedule 14N, pursuant to Item 7(f) of Schedule 14A, would serve no purpose as a policy matter in this instance.  As part of a proxy access regime, as is contemplated by Rule 14a-18, inclusion of this information would allow a nominating shareholder or nominating shareholder group to avoid the burden associated with soliciting proxies via its own proxy statement and proxy card.  In this instance, however, the Icahn Group intends to solicit proxies via its own proxy statement and proxy card, as evidenced by its filing of its preliminary proxy statement on Schedule 14A on March 29, 2013.  Any information that would be included in the Company's proxy statement pursuant to Item 7(f) of Schedule 14A is already included in the Icahn Group's preliminary proxy statement, thereby eliminating any reduction in burden to the Icahn Group from inclusion of this information in the Company's proxy statement.

As noted above, in response to the Prior Comment Letter, the Company has determined to include Annex E in its definitive proxy statement on Schedule 14A.

***

Peggy Kim, Esq.
April 2, 2013

Should you have any questions relating to the foregoing matters or wish to discuss further any of the responses above, please contact me at (212) 735-3542, or Richard J. Grossman at (212) 735-2116 or Neil P. Stronski at (212) 735-2839.

Very truly yours,

/s/ Stephen F. Arcano

Stephen F. Arcano

Enclosure

cc:	Allen Katz, Esq.
Richard J. Grossman, Esq.
Neil P. Stronski, Esq.

Annex E

Additional Information Regarding the Icahn Group's Nominees

Pursuant to Swiss law, the Company is required to include the Icahn Group's nominees to the Board on its proxy card and its invitation to the annual general meeting.  As a result, such nominees may be deemed to be "participants" (as such term is defined under applicable SEC rules and regulations) with respect to the Company's solicitation of proxies in connection with the annual general meeting.  The following sets forth certain information about the Icahn Group's nominees disclosed in the Icahn Group's preliminary proxy statement filed with the SEC on March 29, 2013 (the "Icahn Preliminary Proxy Statement") or otherwise received by the Company from the Icahn Group.  The Company has not, and does not plan to, independently verify any of the information below and accordingly takes no responsibility for the completeness or accuracy of such information.  The Board of Directors recommends you vote "AGAINST" the election of José Maria Alapont, John J. Lipinski and Samuel Merksamer as directors, and the Company does not expect such nominees to solicit proxies on behalf of the Company.  The Company has received consents from each of the Icahn Group's nominees stating that such nominees consent to being named in the Company's proxy statement and to serve as a director of the Company if elected.

The Icahn Group's Nominees

MR. JOSÉ MARIA ALAPONT, age 62

Mr. Alapont was president and chief executive officer of Federal-Mogul Corporation from March 2005 through March 2012. Mr. Alapont served as chairman of the board of directors of Federal-Mogul from 2005 to 2007 and continues to serve as a director on the Board of Federal-Mogul. Federal-Mogul is affiliated with Carl Icahn. He has more than 35 years of global leadership experience in both vehicle manufacturers and suppliers with business and operations responsibilities in the Americas, Asia Pacific, Europe, Middle East and Africa regions. Mr. Alapont, between 2003 and 2005, was chief executive officer and a member of the board of directors of IVECO, the commercial trucks and vans, buses, recreational, off-road, firefighting, defense and military vehicles of the Fiat Group. He also became a member of the Fiat Group Executive Committee, the company's strategy and policymaking group. He served in various key executive positions, from 1997 to 2003, at Delphi Corporation, a global automotive supplier. He began at Delphi as executive director of international operations. Mr. Alapont, in 1999, was named president of Delphi Europe, Middle East and Africa and a vice president of Delphi Corporation and also became a member of the Delphi Strategy Board, the company's top policymaking group. Mr. Alapont was named, in 2003, president of Delphi's international operations, and vice president of worldwide sales and marketing. Mr. Alapont, from 1990 to 1997, served in several executive roles and was a member of the Strategy Board at Valeo, a global automotive supplier. He started at Valeo as managing director of engine cooling systems, Spain. Mr. Alapont was named executive director, in 1991, of Valeo's worldwide heavy-duty engine cooling operations. He became, in 1992, group vice president of Valeo's worldwide clutch and transmission components division. He was named group vice president of the company's worldwide lighting systems division in 1996. Mr. Alapont began and developed his automotive career from 1974 to 1989 at Ford Motor Company, and over the course of 15 years, starting at Ford of Spain, progressed through different management and executive positions in quality, testing and validation, manufacturing and purchasing positions at Ford of Europe. He was also a member of the board of directors of Mentor Graphics as a result of being nominated in connection with a proxy contest conducted by affiliates of Carl Icahn. Affiliates of Mr. Icahn own approximately 14.3% of the outstanding common stock of Mentor Graphics. Mr. Alapont also provides valuable guidance to the boards of automotive supplier trade associations and economic development groups in the U.S., Europe and Asia-Pacific countries. He has been a member of the Davos World Economic Forum since 2000. Mr. Alapont was recognized, in 2012, by Northwood University as an Outstanding Business Leader, selected for his business achievements and exemplary industry leadership. He was honored, in 2011, as a Leader in Innovation by Philadelphia University, for his personal accomplishments and for exemplifying the spirit of innovation and the University's mission. He was honored by the U.S. Hispanic Chamber of Commerce in 2010 with an Award which recognizes business leaders for their leadership and service as business role models. In 2002, he received the Executive of the Year award from Auto Rvista Magazine for his role in successfully developing, growing and diversifying the company's global business. A native of Spain, Mr. Alapont earned degrees in industrial engineering from the Technical School of Valencia in Spain and in philology from the University of Valencia in Spain.

Based upon Mr. Alapont's more than 30 years of global leadership experience at both vehicle manufacturers and suppliers, with business and operations responsibilities in the Europe, Middle East and Africa, Asia Pacific, and Americas regions, the Icahn Group believes that Mr. Alapont has the requisite set of skills to serve as a Board member of the Company.

Mr. Alapont's business address is 77 Arlington House, 17-20 Arlington Street, London SW1A 1RL, United Kingdom.

MR. JOHN J. LIPINSKI, age 62

Mr. Lipinski serves as Chief Executive Officer, President and a Director of CVR Energy, Inc. (NYSE: CVI), as well as Chief Executive Officer, President and a Director of CVR Refining GP, LLC, the general partner of CVR Refining, LP (NYSE: CVRR) and Executive Chairman of CVR GP, LLC, the general partner of CVR Partners, LP (NYSE: UAN). Each of these entities is affiliated with Carl Icahn. Prior to the formation of CVR Energy, Mr. Lipinski served as Chief Executive Officer and President of Coffeyville Resources, LLC since 2005. Mr. Lipinski has more than 40 years of experience in the petroleum refining and nitrogen fertilizer industries. He began his career with Texaco Inc. In 1985, Mr. Lipinski joined The Coastal Corporation eventually serving as Vice President of Refining with overall responsibility for Coastal Corporation's refining and petrochemical operations. Upon the merger of Coastal with El Paso Corporation in 2001, Mr. Lipinski was promoted to Executive Vice President of Refining and Chemicals, where he was responsible for all refining, petrochemical, nitrogen based chemical processing and lubricant operations, as well as the corporate engineering and construction group. Mr. Lipinski left El Paso in 2002 and became an independent management consultant. In 2004, he became a Managing Director and Partner of Prudentia Energy, an advisory and management firm. Mr. Lipinski graduated from Stevens Institute of Technology with a Bachelor of Chemical Engineering degree and received a Juris Doctor degree from Rutgers University School of Law.

Based upon Mr. Lipinski's long and successful career in the energy industry, including as CEO and President of CVR Energy, Inc. and CVR Refining, LP, and his deep understanding of operations and executive management, the Icahn Group believes that Mr. Lipinski has the requisite set of skills to serve as a Board member of the Company.

Mr. Lipinski's business address is 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479.

MR. SAMUEL MERKSAMER, age 32

Mr. Merksamer is a Managing Director of Icahn Capital LP, a subsidiary of Icahn Enterprises L.P. (a diversified holding company engaged in a variety of businesses, including investment, automotive, energy, gaming, railcar, food packaging, metals, real estate and home fashion), where he has been employed since May 2008. Mr. Merksamer is responsible for identifying, analyzing and monitoring investment opportunities and portfolio companies for Icahn Capital. From 2003 until 2008, Mr. Merksamer was an analyst at Airlie Opportunity Capital Management, a hedge fund management company, where he focused on high yield and distressed investments. Mr. Merksamer has been a director of: CVR Refining GP, LLC, the general partner of CVR Refining, LP, an independent downstream energy limited partnership, since January 2013; Ferrous Resources Limited, an iron ore mining company with operations in Brazil, since November 2012; CVR Energy, Inc., an independent petroleum refiner and marketer of high value transportation fuels, since May 2012; American Railcar Industries, Inc., a railcar manufacturing company, since June 2011; Federal−Mogul Corporation, a supplier of automotive powertrain and safety components, since September 2010; Viskase Companies, Inc., a meat casing company, since January 2010; and PSC Metals Inc., a metal recycling company, since March 2009. Mr. Merksamer was previously a director of Dynegy Inc., a company primarily engaged in the production and sale of electric energy, capacity and ancillary services, from March 2011 to September 2012. CVR Refining, CVR Energy, American Railcar Industries, Federal−Mogul, Viskase Companies and PSC Metals are each indirectly controlled by Carl C. Icahn. Mr. Icahn also has a non-controlling interest in Dynegy Inc. through the ownership of securities. Mr. Merksamer received an A.B. in Economics from Cornell University in 2002.

Based upon Mr. Merksamer's extensive investing experience and strong understanding of business operations and finance, the Icahn Group believes that Mr. Merksamer has the requisite set of skills to serve as a Board member of the Company.

Mr. Merksamer's business address is 767 Fifth Avenue, 47th Floor New York, NY 10153.

Information Regarding Ownership of the Company's Securities by the Icahn Group's Nominees

None of the Icahn Group's nominees owns of record any shares or other securities of the Company.  According to the Icahn Preliminary Proxy Statement, none of the Icahn Group's nominees beneficially owns any interest in securities of the Company.

Information Regarding Transactions in the Company's Securities by the Icahn Group's Nominees

According to the Icahn Preliminary Proxy Statement, none of the Icahn Group's nominees has effected any purchases or sales of the Company's securities during the past two years.

Miscellaneous Information Concerning the Icahn Group's Nominees

The Icahn Preliminary Proxy Statement has not disclosed that any of the Icahn Group's nominees or any of their respective associates or affiliates (together, the "Icahn Group Nominee Affiliates") is either a party to any transaction or series of transactions since January 1, 2012 or has knowledge of any current proposed transaction or series of proposed transactions (i) to which the Company or any of its subsidiaries was or is to be a participant, (ii) in which the amount involved exceeds $120,000 and (iii) in which any participant or Icahn Group Nominee Affiliate had, or will have, a direct or indirect material interest.

With respect to each of the Icahn Group's nominees, except as set forth herein, (i) such nominee is not, nor was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; and (ii) neither such nominee nor any of such nominee's associates have any arrangement or understanding with any person with respect to (A) any future employment by the Company or its affiliates or (B) any future transactions to which the Company or any of its affiliates will or may be a party.

Mr. Icahn has an interest in the election of directors at the 2013 annual general meeting indirectly through the beneficial ownership of securities, as further described in the Icahn Preliminary Proxy Statement. Messrs. Alapont and Lipinski are each party to a Nominee Agreement, substantially in the form attached to the Icahn Preliminary Proxy Statement, pursuant to which Icahn Capital LP, a Delaware limited partnership, has agreed to indemnify each of them with respect to certain costs incurred by each such nominee in connection with the proxy contest relating to the 2013 annual general meeting. None of the Icahn Group's nominees will receive any compensation from the Company in connection with this proxy solicitation. Each of Messrs. Alapont and Lipinski has an interest in the election of directors at the 2013 annual general meeting pursuant to the Nominee Agreement.

Each of Messrs. Lipinski and Merksamer is employed by entities affiliated with Carl Icahn and have entered into agreements relating to the terms of such employment with the applicable entity.  Until his retirement, Mr. Alapont was previously employed by Federal-Mogul Corporation, an entity affiliated with Carl Icahn, and currently serves on the Board of Directors of Federal-Mogul.  In connection with Mr. Alapont's retirement from Federal-Mogul, Mr. Alapont entered into a letter agreement with Federal-Mogul regarding his retirement and subsequent consulting services.   In addition, in February 2013, an affiliate of Mr. Icahn, Icahn Capital LP, paid Mr. Alapont $25,000 for serving as a director nominee to the Board of Directors of Oshkosh Corporation.

According to the Icahn Preliminary Proxy Statement, the Icahn Group's nominees would not be barred from being considered independent under the independence requirements of the New York Stock Exchange and the independence standards applicable to the Company under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.